March 26, 2015

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jennifer Thompson, Accounting Branch Chief

RE:    Broadridge Financial Solutions, Inc.
Form 10-K for Fiscal Year Ended June 30, 2014
Filed August 7, 2014
File No. 001-33220

Dear Ms. Thompson:

Set forth below are the responses of Broadridge Financial Solutions, Inc. (“Broadridge” or the “Company”) to the comments raised in your letter dated March 13, 2015 (the “March 2015 Comment Letter”) regarding the Broadridge Form 10-K for the fiscal year ended June 30, 2014 (the “Form 10-K”). For your convenience, we have repeated the comments as set forth in the March 2015 Comment Letter and set forth our response to each comment immediately below. Unless otherwise noted below, terms used herein without definition have the same meanings assigned to them in the Form 10-K.

Form 10-K for Fiscal Year Ended June 30, 2014
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Analysis of Reportable Segments, page 38
1. We note your discussion of the increases in revenues and earnings in your segments. In future filings please expand your disclosure to provide your investors with the reasons for the increases or decreases in revenues and earnings. For example, please disclose the reasons for increases in recurring fee revenues, event-driven revenues and distribution revenues in your Investor Communications Solutions segment and in net new business in your Securities Processing Solutions segment. We remind you that the purpose of Management’s Discussion and Analysis is to provide your investors the opportunity to view your business through the eyes of management. Please refer to Item 303 of Regulation S-K and SEC release No. 33-8350.

RESPONSE:
In response to the Staff’s comment, in future filings, beginning with our Form 10-Q for the period ending March 31, 2015, we will expand our segment disclosure to provide more information regarding the reasons for the increases or decreases in revenues and earnings, including, as applicable, with respect to increases or decreases in recurring fee revenues including Net New Business, event-driven revenues, and distribution revenues.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 49
2. Even though approximately 13.7% of your revenues for the fiscal year ended June 30, 2014 were derived from foreign sources, we note you have not provided any discussion of foreign currency exchange risks. Please explain to us why you believe no disclosures relating to your exposure to foreign currency risks are required. Refer to Item 305 of Regulation S-K. Where material, please also ensure that your results of operations discussion quantifies the impact of exchange rate movements on your financial results.

RESPONSE:
Item 305 of Regulation S-K requires registrants to provide quantitative and qualitative disclosure about market risk including foreign currency exchange rate risk. The Company operates in various non-U.S. jurisdictions and these operations expose the Company to risk from changes in foreign currency exchange rates. We did not include disclosure regarding market risk associated with foreign currency exchange rates in the Form 10-K because foreign currency exchange rate fluctuations have not historically had a material effect on our consolidated results of operations, financial position or cash flows. However, for future periods we will continue to examine any risk associated with foreign currency exchange rate fluctuations on our financial results, and in future filings will include the quantitative and qualitative disclosure required by Item 305 of Regulation S-K if such market risk could have a material impact on our financial results.

In response to the Staff’s comment, the Company notes that we have quantified the impact of exchange rate movement on our financial results where such movements have had an impact on our results of operations and we will continue to do so in future filings. For example, on page 35 of the Form 10-K in the “Analysis of Consolidated Statements of Earnings from Continuing Operations" section, the Company provided in the Revenues discussion that “Fluctuations in foreign currency exchange rates unfavorably impacted revenues by “$13.7 million.” In addition, in the Total Expenses discussion, the Company provided that “Fluctuations in foreign currency exchange rates decreased cost of fee revenues by $10.3 million.”

Consolidated Financial Statements,
Note 2. Summary of Significant Accounting Policies
B. Revenue Recognition, page 59
3. We note your disclosure in the last paragraph on page 6 that you act as a billing and collection agent for many nominees. We specifically note that you collect the fees and remit to nominees any difference between the fees that the nominees are entitled to collect and the amount that the nominees have agreed to pay you for your services. Please tell us how you recognize revenues from these transactions and how you considered including disclosures in your revenue recognition accounting policies explaining whether you record such revenues gross as a principal or net as an agent. Please refer to ASC 605-45.

RESPONSE:
In response to the Staff’s comment, as noted on page 6, the Company receives fees for providing proxy distribution services which include the administrative processes of distributing proxy materials and tabulating and communicating voting results. The Company has assessed its revenue recognition policy with respect to the fees received from corporate issuers for these services and the portion that is remitted to its bank or broker clients (i.e. nominees) in accordance with ASC 605-45. In our consideration of whether to present the fees on a gross versus net basis we considered the indicators set out in ASC 605-45. ASC 605-45 provides a framework for companies to analyze whether to include gross revenue as a principal or net revenue as an agent in their financial statements in connection with certain revenue generating activities.
The Company believes that it is acting in a principal capacity in the performance of these services and, therefore, that the presentation of the fees related to these services on a gross basis is appropriate. In making this determination, the Company analyzed the indicators of gross and net revenue reporting set out in ASC 605-45, both individually and on an aggregate basis. After considering each of these indicators, the Company believes the primary criteria in its determination are that: i) the Company is the Primary Obligor in the arrangement because the Company is responsible for fulfillment including the acceptability of the services provided; ii) the Company has the latitude to establish its price for its services as each contract is negotiated with the bank or broker nominee client; iii) the Company may change the product or service specifications as a result of the service requirements of the nominee’s account holders; and iv) the Company has credit risk in the arrangement.

The Company’s analysis under ASC 605-45 is as follows:

Indicators of Gross Revenue Reporting
Indicator:	Indicator Present:	Company Determination:	Determination:
The Entity Is the Primary Obligor in the Arrangement (45-4)	Yes	Gross
Banks and brokers enter into agreements with Broadridge pursuant to which Broadridge is responsible for distributing proxy materials and for the tabulation of voting instructions. Nominees transfer to Broadridge via powers of attorney the authority to execute a proxy. Broadridge is responsible for fulfillment including the acceptability of the services provided and is therefore the Primary Obligor.

The Entity Has General Inventory Risk-Before Customer Order Is Placed or Upon Customer Return (45-5 - 45-7)	N/A	N/A	N/A

The Entity Has Latitude in Establishing Price (45-8)	Yes	Gross
Broadridge bills issuers on behalf of its bank and broker clients in accordance with the regulated fee schedule for proxy services of the self-regulatory organizations (SROs) including the NYSE, and other fees that are not covered by the regulated fee schedule. In addition, Broadridge negotiates the amount that it will charge for its services on an individual basis with each of its bank and broker clients.

The Entity Changes the Product or Performs Part of the Service (45-9)	Yes	Gross	Broadridge distributes proxy materials and is responsible for tabulating voting instructions and providing vote results.

The Entity Has Discretion in Supplier Selection (45-10)	Yes	Gross
Broadridge has discretion to select which vendors to utilize in the performance of its services based on the vendor’s expertise and pricing for the services or products they are to supply. Broadridge negotiates pricing and costs with each vendor.

The Entity Is Involved in the Determination of Product or Service Specifications (45-11)	Yes	Gross	Broadridge works with the nominee client's account holders to determine how the service is to be fulfilled (e.g. electronic or hard copy delivery).

The Entity Has Physical Loss Inventory Risk-After Customer Order or During Shipping (45-12)	N/A	N/A	N/A

The Entity Has Credit Risk (45-13 - 45-14)	Yes	Gross	Broadridge has credit risk in the performance of the services.

Indicators of Net Revenue Reporting

Indicator:	Indicator Present:	Company Determination:	Determination:
The Entity’s Supplier Is the Primary Obligor in the Arrangement (45-16)	No	Gross	Broadridge is the Primary Obligor in the arrangement. See response above related to “The Entity Is the Primary Obligor in the Arrangement.”

The Amount the Entity Earns Is Fixed (45-17)	No	Gross
Broadridge bills issuers on behalf of its bank and broker clients in accordance with the regulated fee schedule for proxy services of the self-regulatory organizations (SROs) including the NYSE, and other fees that are not covered by the regulated fee schedule. In addition, Broadridge negotiates the amount that it will charge for its services on an individual basis with each of its bank and broker clients.

The Supplier Has Credit Risk (45-18)	No	Gross	Broadridge has credit risk in the performance of the services. See response above related to “The Entity Has Credit Risk.”

In response to the Staff's comment, in future filings we will include the following underlined language to our footnote related to the Company's accounting policy for Revenue Recognition:
"B. Revenue Recognition. The Company’s revenues are primarily generated from fees for providing services. Revenues are recognized for the two reportable segments as follows:
Investor Communication Solutions-Revenues are generated from processing and distributing investor communications as well as vote processing and tabulation. The Company typically enters into agreements with clients to provide services on a fee for service basis. Fees received from the rendering of services are recognized as revenue in the period in which the services have been provided and when collectability is reasonably assured. Revenues for distribution services as well as proxy fulfillment services are recorded in revenue on a gross basis with corresponding costs including amounts remitted to nominees recorded in Cost of revenues.
Securities Processing Solutions-Revenues are generated from fees for transaction processing. Client service agreements often include up-front consideration as well as a recurring fee for transaction processing. In accordance with Accounting Standards Codification Topic (“ASC”) No. 605 “Revenue Recognition” up-front implementation fees are deferred and recognized on a straight-line basis over the longer of the respective service term of the contract or the expected customer relationship period which commences after client acceptance when the processing term begins. Fees received from processing and outsourcing services are recognized as revenue in the period in which the services have been rendered and when collectability is reasonably assured."

In addition, in response to the Staff’s comment, in order to avoid confusion and to clarify that when we contract with nominees to perform our services that we become the principal under those arrangements, in future filings we will delete the following sentence from the description of our Investor Communication Solutions business on page 6 of the Form 10-K: “We act as a billing and collection agent for many nominees with respect to this reimbursement.” Also, we believe that the sentence we propose deleting is not necessary as the sentence that follows it on page 6 of the Form 10-K provides a clearer description of the arrangement and provides: “We bill public companies on behalf of the nominees, collect the fee and remit to the nominee any difference between the fee that the nominee is entitled to collect and the amount that the nominee has agreed to pay us for our service.”

4. Please tell us if you have any revenue transactions within the scope of ASC 605-25 or ASC 985-605.

RESPONSE:
In response to the Staff’s comment, the Company does have transactions within the scope of ASC 605-25 and ASC 985-605.
In accordance with ASC 605-25, when an arrangement with a customer contains multiple elements, we are required to determine the units of accounting and allocate total arrangement consideration to those units of accounting on the basis of their relative selling price. A significant portion of our revenue from multi-element arrangements is generated from variable transaction volume based fees. The Company recognizes revenue related to these arrangements as the services are provided. Given the nature of our business and the rules governing revenue recognition, our revenue recognition practices generally do not involve significant estimates that materially affect our results of operations.

ASC 985-605 is applied to any revenue recognized for licensing, selling, leasing, or otherwise marketing computer software. The revenue that the Company recognizes under this standard represents approximately 3% of the Company's total revenues and is insignificant relative to the Company's other revenue generating activities.

Note 8. Impairment and Other Charges, Net, page 69
5. We note your disclosure on page 42 that you recognized $20.2 million of net impairment and restructuring charges during fiscal 2013. Please tell us the nature of these charges and where in your footnotes you have provided the applicable related disclosures.

RESPONSE:
In response to the Staff’s comment, on page 42 of the Form 10-K, in the introductory paragraph of the section entitled “Explanation and Reconciliation of the Company’s Use of Non-GAAP Financial Measures,” the Company explained that during fiscal year 2013 its results presented in accordance with generally accepted accounting principles (“GAAP”) were adjusted to exclude the impact of “Restructuring Charges.” There were no impairment charges incurred by the Company in fiscal year 2013. The Company defined “Restructuring Charges” earlier in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section on page 32 of the Form 10-K as follows:

“Restructuring Charges” refers to severance costs, facility exit costs, reorganization costs, the impact of system development costs for Apex Clearing Holdings LLC (“Apex Holdings”) and the Canadian subsidiary of Penson Worldwide, Inc., and costs to restructure and outsource certain processing related to our desktop applications.

The $20.2 million of total costs incurred in fiscal year 2013 include: severance costs of $5.6 million, $6.3 million of total costs for the impact of system development for the Company's master services agreement with Apex Clearing Corporation, a subsidiary of Apex Holdings, and $8.3 million of costs to outsource certain processing related to our desktop applications.

These costs were not incurred as a result of a formal exit or disposal plan by management and were completed within a year. The accrued liability for these costs was $4.4 million at June 30, 2013 (zero at June 30, 2014). In aggregate, the costs represented approximately 1.1% of the Company's total cost of revenues, and approximately 1.0% of the Company's total expenses. By expense type, no single cost represented greater than one half of one percent of total cost of revenues or total expenses.

ASC 420 addresses the financial accounting and disclosure requirements for costs associated with exit or disposal activities, which includes, but is not limited to, one-time involuntary termination benefits and certain contract termination costs. The Company reviewed the disclosure requirements and believes that the level of disclosure described in ASC 420 would not be meaningful to investors because the financial impact of these activities was not material to the Company's financial statements.

Broadridge acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at 516-472-5466, or David Lisa, Corporate Controller at 201-714-3846, should you require any additional information or have any additional questions.

Very truly yours,

/s/ James M. Young
James M. Young
Vice President, Chief Financial Officer

cc:

Securities and Exchange Commission
Sondra Snyder, Staff Accountant
Andrew Blume, Staff Accountant

Broadridge Financial Solutions, Inc.
Richard J. Daly, President and Chief Executive Officer
Adam D. Amsterdam, Vice President, General Counsel and Secretary
David J. Lisa, Corporate Controller